Exhibit 99.2

Nexen Inc.

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The date of this discussion is July 18, 2012.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on an after-royalties basis is also presented.

Investors should read the “Forward-Looking Statements” on page 20.

EXECUTIVE SUMMARY

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions, except as indicated)	2012	2012	2011	2012	2011
Production before Royalties [1] (mboe/d)	213	202	204	208	218
Production after Royalties (mboe/d)	207	192	180	200	194

Cash Flow from Operations [2]	707	670	598	1,377	1,267	[3]
Net Income	109	171	252	280	454	[3]

Earnings per Common Share, Basic ($/share)	0.20	0.32	0.48	0.52	0.86	[3]
Earnings per Common Share, Diluted ($/share)	0.19	0.32	0.45	0.52	0.84	[3]

Net Debt [4]	3,136	3,449	2,838	3,136	2,838

1        Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production at Long Lake.

2    Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 19.

3    Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

4    Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 19.

Cash flow from operations increased 6% compared to the prior quarter, reflecting solid production from key assets. Second quarter production of 213,200 boe/d met our guidance of 190,000 to 235,000 boe/d. Production before royalties was 5% above the previous quarter, driven by higher production from Buzzard in the UK North Sea and the ramp-up of production at Usan, offshore Nigeria. Long Lake production was 33,700 boe/d gross (21,900 boe/d net to Nexen), slightly below the prior quarter.

Cash netbacks were fairly consistent with the first quarter as growth in our high-netback Usan production offset lower oil prices. Brent crude benchmark prices decreased 9% from the first quarter to average US$108.66/bbl. As approximately 75% of our crude portfolio is priced based on Brent benchmarks, we continue to benefit from strong Brent pricing.

Net income decreased 36% from the prior quarter as it includes $123 million of pre-tax dry hole costs for the Kakuna exploration well in the US Gulf of Mexico.

Capital investment during the quarter included development activities at Usan, offshore Nigeria and in the UK North Sea at Golden Eagle, Rochelle and Telford.

At Long Lake, oil production began on pad 12 late in the quarter. Pad 13 is currently steaming with first production expected later this year.

STRATEGY PROGRESS

Our strategic priorities for 2012 are outlined below. We are committed to grow value responsibly for our shareholders. In 2012, we are focusing on the following:

•                          Operating reliably and safely;

•                          Meeting production guidance;

•                          Implementing our oil sands action plan;

•                          Advancing growth strategies; and

•                          Enhancing financial strength.

We are on track to achieve these priorities by:

•                          Meeting year to date production expectations with strong results from Buzzard, higher bitumen production at Long Lake and increasing production from the Usan development, offshore Nigeria;

•                          Achieved first oil at Long Lake pad 12, commenced steaming at pad 13, and received regulatory and partner approval for pads 14, 15 and Kinosis 1A;

•                          Adding 50 mmboe of net contingent resource from the northeast fault block at Appomattox1, followed by successfully completing an appraisal well in the south fault block of the structure;

•                          Issuing $200 million of preferred shares; and

•                          Advancing our 2012 capital investment program.

1 For more information about our Appomattox resource estimates, see our April 2, 2012 news release, available at www.nexeninc.com or under our profile on www.sedar.com.

We focus on key investment areas including Athabasca oil sands, Canadian shale gas and conventional offshore opportunities in the UK North Sea, deep-water Gulf of Mexico, and offshore Nigeria.

Details of our capital programs are set out below:

	Three Months Ended June 30	Six Months Ended June 30
(Cdn$ millions)	2012	2012
Conventional Oil & Gas
UK North Sea	243	438
Nigeria	91	187
US Gulf of Mexico	90	183
Other	8	20
	432	828
Oil Sands
Long Lake, Kinosis and Other In Situ	127	276
Syncrude	62	82
	189	358

Shale Gas
Northeast British Columbia	85	240
Other	25	54
	110	294

Total Oil and Gas	731	1,480
Corporate and Other	12	20
Total Capital	743	1,500

Nexen has several development and appraisal projects underway, and a large resource base to support long-term growth. Near-term projects include the Rochelle development in the UK North Sea, shale gas expansion in northeast BC and additional SAGD pads at Long Lake and Kinosis. Longer-term projects include Golden Eagle, Appomattox and Knotty Head, along with further oil sands and shale gas development. During the second quarter, we continued to progress our action plan to move these projects into production and cash flow. We also continued to explore in the UK North Sea, offshore Nigeria and for shale gas in Poland and Colombia.

Conventional Oil & Gas

UK North Sea

Buzzard production efficiency was strong in the second quarter at 88%, calculated using an assumed maximum production rate of 220,000 boe/d. This exceeds our target of 85% efficiency, excluding planned downtime. We plan to begin the scheduled major vessel inspection and turnaround at Buzzard in the first week of September. Production will be shut-in as the work is completed; the facility is expected to return to full rates by mid-October. We recently drilled a successful appraisal well in the North Terrace area of the Buzzard field. We are currently testing our discovery there and plan to sidetrack to assess the resource size.

At Telford, we saw strong rates from the TAC tieback in the second half of the quarter as we worked through minor facility issues encountered during start-up.

The Golden Eagle development continues to progress towards first oil in late 2014. The fabrication of the platform facilities is well underway; construction is on time and on budget. Drilling is underway on our North Uist exploration prospect, which is located to the west of the Shetland Islands. Results from the BP-operated well are expected in the third quarter.

Offshore Nigeria

Oil production from Usan started February 24th on block OML-138, offshore Nigeria. Since late April, production rates have averaged between 100,000 and 110,000 bbls/d (20,000 - 22,000 bbls/d net to Nexen). We expect to bring on additional producing wells later this year. In July, we spudded an exploration well at Owowo West on block OPL-223 and expect to reach target depth there this fall. This well is in close proximity to our oil discovery at Owowo South B.

US Gulf of Mexico

Our top priority in the Gulf of Mexico is continuing our exploration and appraisal program in the Norphlet play along with our partner, Shell Gulf of Mexico Inc. To date, we have booked 65 million barrels of probable reserves in the south fault block of the Appomattox structure and added 50 million barrels of net contingent resource in the northeast fault block. We further delineated the south fault block during the second quarter with a successful appraisal well.

We have five more exploration and appraisal targets in the Norphlet play that we plan to test over the next twelve months, including:

•                  A sidetrack from the recently completed appraisal well to test incremental resource potential in the northwest fault block of the Appomattox structure.

•                  An exploration well targeting a structure between Appomattox and our prior discovery at Vicksburg.

•                  A sidetrack from that well to further appraise the northeast fault block.

•                  Two nearby exploration wells at Petersburg and Rydberg.

These wells will allow us to progress a development plan for Appomattox and continue to test the potential of the significant acreage position we have accumulated in the area. We have a 20% interest in Appomattox and a 25% interest in Vicksburg and similar interests in numerous other blocks in the Norphlet play. The remaining interests are held by Shell, who is the operator.

Oil Sands

Long Lake

Production from Long Lake was 33,700 bbls/d (gross) at a steam-oil-ratio of 5.0. Production was down slightly from 34,500 bbls/d (gross) in the first quarter as growth from pad 11 was offset by steam outages and well downtime, primarily during April. Production in May and June averaged 35,400 bbls/d (gross). At pad 11, recent weekly averages have been about 6,000 bbls/d and we expect those rates to continue to increase going forward.

At pad 12, we are currently producing from four of the nine wells. The remaining wells are expected to be converted from circulation to production over the next few weeks. Pad 12 started production ahead of schedule due to new completion techniques and processes that will now be standard for future wells. The nine wells on pad 13 also began steaming ahead of schedule, primarily as a result of the efficiency of steam utilization on the pad 12 start-up.

A major turnaround beginning in mid-August will result in lower third quarter production rates compared to the first and second quarters of this year. Due to the turnaround, we expect approximately three weeks of SAGD downtime and six weeks of upgrader downtime. Once the turnaround has been completed, we expect production to resume an upward trend. Steam injection is currently at record levels of about 190,000 bbls/d; we are directing this steam to the best available resource. We expect our year-end exit rate to be strong with pad 11 growth, the ramp-up of pads 12 and 13, and improved facility operations following the turnaround. We also have a few infill wells and re-drills that will start to contribute to production in the fourth quarter.

Upgrader yield (PSCTM barrels per barrel of bitumen) was 74% and facility on-stream time (percent of available bitumen processed) was 90%. Per-barrel operating costs were consistent with the prior quarter. Following the turnaround, we expect operating costs to decrease on a per-barrel basis as production increases. Lower oil prices and production resulted in a reduction in cash flow from the prior quarter.

Long Lake Quarterly Operating Metrics

	Bitumen Production (Gross)	Steam Injection (Gross)	Unit Operating Cost[1]	Cash Flow	Realized Price
	(bbls/d)	(bbls/d)	($/bbl)	($ millions)	($/bbl)
2012
Q2	33,700	170,000	70	4	87
Q1	34,500	163,000	69	18	94
2011
Q4	31,500	151,000	67	22	97
Q3	29,500	144,000	85	(4)	94
Q2	27,900	152,000	95	6	109
Q1	25,500	146,000	89	(19)	90
2010
Q4	28,100	158,000	86	(9)	83
Q3	25,700	146,000	85	(42)	71

1        Unit operating costs and realized prices are before royalties and based on PSC™ and bitumen volumes sold and exclude activities related to third-party bitumen purchased, processed and sold. Unit operating cost includes energy costs.

We continue to make good progress towards filling the upgrader with additional wells in good-quality resource. We expect to begin drilling on pads 14, 15 and Kinosis 1A over the next several weeks. Together with the existing producing wells, we anticipate these wells will allow us to fill the upgrader over the next few years:

		Expected Peak Rates
	Number of Wells	bbls/d	Timing
Pads 12 & 13	18	11,000 - 17,000	Ramp-up over next 18-24 months
Pads 14 & 15	11	4,000 - 7,000	Steam in second half of 2013
Kinosis 1A	29	15,000 - 25,000	Steam in 2014

Nexen has a 65% working interest in both Long Lake and Kinosis and is the operator. CNOOC Canada Inc. holds a 35% working interest in both Long Lake and Kinosis.

Shale Gas

Northeast British Columbia

Our previously announced joint venture agreement with INPEX and JGC is now expected to close before the end of July. All conditions of the transaction are expected to be met next week.

We are finalizing the completion activities on an 18-well pad in the Horn River. The pad is slated to come on-stream in the fourth quarter, concurrent with the facility expansion which will increase our production capacity to about 175 million cubic feet per day (mmcf/d) from approximately 50 mmcf/d. Lease earning activities are also commencing on our Liard acreage. Nexen and INPEX plan to develop our significant shale gas resource as economic conditions permit. We have also agreed to jointly investigate the feasibility of LNG export opportunities.

FINANCIAL RESULTS

Change in Net Income

	2012 vs 2011
(Cdn$ millions)	Three Months Ended June 30	Six Months Ended June 30
Net Income at June 30, 2011	252	454 [1]
Favorable (unfavorable) variances [2]:
Production Volumes, After Royalties
Crude Oil	326	245
Natural Gas	(12)	(34)
Changes in Crude Oil Inventory For Sale	(6)	19
Total Volume Variance	308	230

Realized Commodity Prices
Crude Oil	(118)	81
Natural Gas	(35)	(58)
Total Price Variance	(153)	23

Operating Expense	(36)	(13)
Depreciation, Depletion, and Amortization	(153)	(178)
Exploration Expense	(62)	4
Corporate Expense [3]	(1)	11
Income Taxes	(71)	80
Non-recurring Events
Gain on Asset Dispositions	45	45
Prior Year Gain on Disposition and Loss on Debt Redemption and Repurchase	1	(257)
Other	(21)	(119)
Net Income at June 30, 2012	109	280

1        Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

2        All amounts are presented before provision for income taxes.

3        Includes general & administrative expense, stock-based compensation expense, finance costs and energy marketing results.

Significant variances in net income are explained in the sections that follow.

OIL & GAS

Production (before royalties) 1

	Three Months Ended June 30		Six Months Ended June 30
(mboe/d)	2012	2011	2012	2011
Oil and Gas
United Kingdom	114.2	83.8	112.5	93.3
North America [2]	34.4	45.6	36.3	47.2
Other Countries [3]	25.5	36.5	17.5	38.2
	174.1	165.9	166.3	178.7
Oil Sands
Long Lake Bitumen [4]	21.9	18.1	22.2	17.4
Syncrude	17.2	20.4	19.3	21.8
	39.1	38.5	41.5	39.2

Total Production	213.2	204.4	207.8	217.9

Total Crude Oil and Liquids (mbbls/d)	178.7	161.5	173.1	173.7
Total Natural Gas (mmcf/d)	207	257	208	265

Production (after royalties)

	Three Months Ended June 30		Six Months Ended June 30
(mboe/d)	2012	2011	2012	2011
Oil and Gas
United Kingdom	113.7	83.5	112.0	93.1
North America [2]	33.1	41.6	34.3	42.9
Other Countries [3]	22.9	20.4	14.7	21.3
	169.7	145.5	161.0	157.3
Oil Sands
Long Lake Bitumen [4]	20.4	16.9	20.7	16.3
Syncrude	16.9	17.8	17.9	20.1
	37.3	34.7	38.6	36.4

Total Production	207.0	180.2	199.6	193.7

Total Crude Oil and Liquids (mbbls/d)	173.2	140.4	166.3	152.9
Total Natural Gas (mmcf/d)	203	239	200	245

1        We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2    Includes shale gas production in Canada.

3    Other Countries consists of production in Nigeria, Yemen and Colombia.

4    We report Long Lake bitumen as production.

Higher volumes increased net income for the quarter by $308 million

Production before and after royalties increased approximately 4% and 15% compared to the second quarter of 2011. Improved uptime at Buzzard in the UK North Sea and production from Usan, offshore Nigeria more than offset lost production from the Yemen Masila contract expiry. Compared to the previous quarter, production before and after royalties increased 5% and 8%, respectively, as Usan production ramped-up during the quarter.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties
Production, first quarter 2012	202	192
Production changes:
Nigeria	17	16
United Kingdom	3	3
Other Countries	(1)	—
Oil Sands — Syncrude	(4)	(2)
North America	(4)	(2)
Production, second quarter 2012	213	207

Unless otherwise noted, production volumes in this section represent before-royalties volumes, net to our working interest.

Conventional Oil & Gas

United Kingdom

In the UK North Sea, strong operating performance and reliability at Buzzard improved quarterly production. UK production averaged 114,200 boe/d, 3% higher than the first quarter of 2012 and 36% higher than the second quarter of 2011.

Buzzard averaged 83,700 boe/d, slightly higher than the previous quarter and 71% higher than the same period last year, with production efficiency of 88%. Production continues to meet expectations, following maintenance and operational downtime in 2011. Planned downtime at Buzzard is expected for regularly scheduled turnaround work and regulatory inspections in the third quarter.

Production at Scott/Telford averaged 15,900 boe/d, 37% higher from the previous quarter as a result of completing the East Telford flowline project and bringing the Telford TAC well on-stream. Compared to the second quarter of 2011, Scott/Telford is down 13%, due to maintenance and testing of the Telford TAC well tie-in.

Ettrick/Blackbird production averaged 14,600 boe/d, down 16% from the previous quarter and 7% from the second quarter in 2011. This reflects natural declines and planned maintenance.

North America

In North America, production decreased 10% from the prior quarter and 25% from the same period last year due to declines in the US Gulf of Mexico. US production averaged 14,100 boe/d, 13% lower than the prior quarter and 43% lower than the same period last year. This was primarily due to higher water content in the Longhorn field.

Shale gas production at Horn River averaged 52,400 mcf/d, 36% higher than second quarter of 2011, reflecting the impact of additional pad drilling.

Other Countries

In Nigeria, production at Usan continued to ramp up in the quarter. Since late April, production rates have averaged between 100,000 and 110,000 bbls/d (20,000 and 22,000 bbls/d net to us). We expect to bring on additional wells later this year.

Oil Sands

Long Lake

Production at Long Lake averaged 21,900 bbls/d (33,700 bbls/d gross), up 3,800 bbls/d from the same period in 2011, and down slightly from the prior quarter. Growth from pad 11, which is currently producing approximately 6,000 bbls/d, was offset by steam outages and well downtime, primarily during April. Production in May and June averaged 23,000 bbls/d (35,400 bbls/d gross). First oil production from pad 12 began late in the second quarter, ahead of our expectations. Pad 13 is currently steaming with first production expected later this year. A scheduled turnaround to complete regulatory inspections and maintenance is expected to occur in the third quarter.

Syncrude

Scheduled plant turnaround and maintenance activities at Syncrude occurred in the second quarter, reducing production. Production averaged 17,200 bbls/d, 15% lower than the second quarter of 2011 and 19% lower than the prior quarter. The turnaround is expected to be complete early in the third quarter.

Commodity Prices

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Crude Oil
Dated Brent (Brent) (US$/bbl)	108.66	117.36	113.89	111.16
West Texas Intermediate (WTI) (US$/bbl)	93.49	102.56	98.21	98.33

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	105.82	110.67	112.02	104.43
North America	102.06	101.86	105.32	96.46
Other Countries [1]	105.59	111.56	107.93	106.68
Oil Sands — Long Lake	86.58	108.78	90.66	100.67
Oil Sands — Syncrude	89.85	111.79	91.34	102.68

Corporate Average (Cdn$/bbl)	102.21	110.28	106.72	103.93

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	2.35	4.37	2.43	4.29
AECO (Cdn$/mcf)	1.74	3.54	2.06	3.56

Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	6.64	8.20	7.26	7.76
North America	1.81	4.02	2.05	3.99

Corporate Average (Cdn$/mcf)	2.58	4.75	2.87	4.63

Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	88.65	95.31	91.58	90.35

Average Foreign Exchange Rate — Canadian to US Dollar	0.9897	1.0331	0.9943	1.0238

1    Includes Nigeria, Yemen and Colombia.

Lower commodity prices decreased quarterly net income $153 million

During the quarter, the Brent benchmark price decreased 9% to average US$108.66/bbl. This decreased our realized average crude oil price by 8% to $102.21/bbl, as approximately 75% of our crude sales are based on Brent prices. WTI decreased 9% from the prior quarter, decreasing the Brent/WTI premium by 6% to US$15.17/bbl. Compared to the second quarter of 2011, Brent and WTI decreased 7% and 9%, respectively.

Our realized natural gas price was 18% lower than the previous quarter, as it continued to reflect weak North American gas prices and averaged $2.58/mcf. Compared to the second quarter of 2011, our realized gas price decreased 46% due to declines in AECO and NYMEX benchmark prices.

The Canadian/US exchange rate averaged just below par during the quarter, a decrease of 4 cents relative to the second quarter of 2011. This change increased our sales by approximately $68 million.

Operating Expenses

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Oil and Gas
United Kingdom	109	61	213	159
North America	41	36	85	76
Other Countries [1]	43	35	52	70
Oil Sands
Long Lake [2]	107	127	221	234
Syncrude	70	75	131	150
Total Oil and Gas Operating Expenses	370	334	702	689

(Cdn$/boe)
Oil and Gas
United Kingdom	10.90	8.48	10.52	9.27
North America	13.06	10.19	12.92	10.30
Other Countries [1]	17.70	9.23	17.81	9.88
Oil Sands
Long Lake [2]	69.95	95.34	69.41	92.56
Syncrude	44.96	39.98	37.45	37.92
Average Oil and Gas Operating Expenses per boe [3]	19.74	18.68	19.16	17.95

1    Includes Nigeria, Yemen and Colombia.

2    Excludes activities related to third-party bitumen purchased, processed and sold.

3    Operating expenses per boe are total oil and gas operating costs divided by working interest sales, before royalties.

Higher operating expenses decreased net income by $36 million for the quarter

Operating costs were 11% higher than the same period last year. New production at Usan, offshore Nigeria and cost increases in the UK North Sea offset decreases at Long Lake.

Higher production and timing of sales in the UK North Sea increased operating costs. Per-unit operating costs at Ettrick and Scott/Telford in the UK North Sea were impacted by additional sub-sea maintenance, diesel consumption and volume-driven tariff increases.

In North America, reduced production volumes combined with relatively fixed costs increased per-unit operating costs.

Long Lake per-unit operating costs decreased as a result of higher production volumes, less down-hole maintenance, and reduced gas prices. Per-unit rates increased at Syncrude as a result of reduced production during the scheduled turnaround.

The weaker Canadian dollar increased our corporate average operating expense by $0.30/boe as operating costs of our international and US assets are denominated in US dollars.

Depreciation, Depletion and Amortization (DD&A)

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Oil and Gas
United Kingdom	224	133	470	315
North America	72	116	138	221
Other Countries [1]	112	23	118	48
Oil Sands
Long Lake	51	36	100	65
Syncrude	16	14	32	30
Total Oil and Gas DD&A	475	322	858	679

(Cdn$/boe)
Oil and Gas
United Kingdom	22.95	18.46	23.13	18.37
North America	23.16	23.70	20.96	25.73
Other Countries [1]	46.05	6.17	40.09	6.84
Oil Sands
Long Lake	26.29	17.64	25.83	18.43
Syncrude	9.61	7.89	9.00	7.66
Average Oil and Gas DD&A per boe [2]	25.18	15.79	23.02	16.58

1        Includes Nigeria, Yemen and Colombia.

2    DD&A per boe is our DD&A for oil and gas operations divided by our working interest sales, before royalties.

Higher oil and gas DD&A reduced quarterly net income by $153 million

DD&A increased $153 million from the same period last year primarily as a result of higher production in the UK North Sea and the start-up of the Usan development, offshore Nigeria.

Overall, per-unit DD&A rates increased over 2011 as new higher-cost developments such as Usan replace production from the Masila field in Yemen. While the Usan DD&A rate is initially high, we expect this rate will decrease as development drilling converts reserves to proved developed reserves which are used for DD&A. In the UK, depletion rates at Blackbird, which came on-stream in November 2011, increased DD&A per boe. The initial Blackbird depletion rate is high as a portion of the proved reserves are classified as undeveloped and not yet used to deplete capitalized costs.

At Long Lake, the depletion rate increased as a result of lower proved producing reserves used for depletion calculations. This decrease in reserves for depletion purposes was a result of our 2011 revisions to our expectations of bitumen recoverability from some of the producing wells.

Exploration Expense

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Unsuccessful Drilling	134	10	136	34
Seismic	8	14	40	27
Other [1]	13	69	39	158
Total Exploration Expense	155	93	215	219

1        Consists of unutilized rig costs, exploration support costs, lease rental expenses and pre-license expenditures.

Increased exploration expense decreased net income for the quarter by $62 million

We focus our exploration activities in our core basins in the US Gulf of Mexico, the UK North Sea, offshore Nigeria and Canada. Exploration and appraisal drilling activity currently underway includes Appomattox in the US Gulf of Mexico, North Uist, west of the Shetland Islands in the UK North Sea and Owowo West on block OPL-223 offshore Nigeria.

Exploration expenses increased $62 million from the second quarter of 2011 primarily due to $123 million of unsuccessful drilling costs related to the Kakuna exploration well in the US Gulf of Mexico.

Other exploration costs decreased $56 million from the same period last year. In 2011, other exploration expense included non-recurring lease rental expenses and unutilized drilling rig costs related to the US Gulf of Mexico and the Norwegian North Sea.

Corporate Expense

General and Administrative (G&A)

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
G&A Expense before Stock-Based Compensation	117	105	217	180
Stock-Based Compensation [1]	(2)	(29)	24	3
Total G&A Expense	115	76	241	183

1        Includes cash and non-cash expenses related to our tandem option, stock appreciation rights, restricted share unit and performance share unit plans.

Higher G&A costs decreased quarterly net income by $39 million

G&A expense before stock-based compensation increased 11% from the same period last year as a result of higher employee-related costs.

We account for stock-based compensation using the fair-value method and fluctuations in our share price create volatility in net income. During the second quarter of 2012, our share price decreased 8% and we recovered $2 million of non-cash stock-based compensation recognized in prior periods. During the second quarter of 2011, our share price decreased 10% and we recovered $30 million of non-cash stock-based compensation. Cash payments made in connection with our programs were nil during the quarter.

Finance Costs

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Interest	73	74	148	160
Accretion Expense Related to Asset Retirement Obligations	13	12	26	23
Other Interest Expense	7	3	12	10
Less: Capitalized Borrowing Costs	(12)	(29)	(41)	(57)
Total Finance Costs	81	60	145	136

Effective Interest Rate	6.7%	6.7%	6.7%	6.6%

Increased finance costs decreased net income by $21 million for the quarter

Finance costs increased by 35% compared to the second quarter of 2011, primarily due to lower capitalized interest. We ceased capitalization on the Usan project in February 2012 once it came on-stream. Current capitalized interest relates to costs for our Golden Eagle project in the UK North Sea and in situ oil sands development projects.

Energy Marketing

Strong contribution from Energy Marketing increased net income $59 million during the quarter

Our energy marketing business continues to provide solid results. In the first quarter of 2012, we secured 18,000 bbls/d of long-term pipeline capacity to the west coast of Canada on the Trans Mountain pipeline. This allowed us to generate $34 million during the second quarter as we are able to realize Brent-linked pricing for otherwise heavily discounted Canadian crude oil.

Income Taxes

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Current	396	384	876	808
Deferred	7	(52)	(24)	124
Total Provision for Income Taxes	403	332	852	932	[1]

Effective Income Tax Rate	79%	57%	75%	67%

1        Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

Higher taxes decreased net income $71 million for the quarter

The effective tax rate increased to 79% as we have increased income in high tax rate jurisdictions, while reducing our income in low tax jurisdictions. Our income tax provision includes current taxes in the United Kingdom, Yemen and Colombia.

In the first quarter of 2011, we recorded a one-time, non-cash charge of $270 million related to the increase in the UK supplementary charge tax rate on North Sea oil and gas activities to 62%. Additionally, the 2011 income tax expense includes $51 million of deferred tax expense on discontinued operations.

On July 3, 2012, the UK government legislation to restrict relief for decommissioning expenses to the previous 50% income tax rate became substantively enacted for accounting purposes. This change will result in an additional non-cash charge to net income of approximately $60—65 million in our third quarter results.

Other

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Gain on Asset Dispositions	45	—	45	—
Increase (Decrease) in Fair Value of Crude Oil Put Options	2	—	(34)	(7)
Gain on Sale of Disposition of Canexus	—	—	—	348
Loss on Debt Redemption and Repurchase	—	(1)	—	(91)

We disposed non-core leases in Canada during the quarter and recognized a gain of $45 million.

Changes in the fair value of crude oil put options create gains or losses on the options each period. We purchase these crude oil put options to provide a base level of price protection without limiting our upside to higher prices.

In February 2011, we completed the sale of our 62.7% investment in Canexus for net proceeds of $458 million realizing a gain on disposition of $348 million.

In March 2011, we incurred a $39 million loss to repurchase and cancel US$312 million of notes due in 2015 and 2017. Approximately 90% of the loss represented the difference between market value and the carrying value of the bonds as a result of lower interest rates. In March 2011, we also accrued a $51 million loss on the early redemption call of the US$500 million of notes due in 2013 for the difference between amortized cost and the expected redemption price.

SEGMENTED CASH FLOW FROM OPERATIONS 1

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2012	2011	2012	2011
Conventional Oil and Gas
United Kingdom	919	699	1,984	1,586
North America	15	91	53	156
Other Countries	165	173	184	311
Oil Sands
Long Lake	4	6	22	(13)
Syncrude	70	103	161	210
	1,173	1,072	2,404	2,250
Interest, Marketing and Other Corporate Items	(70)	(90)	(151)	(175)
Income Taxes	(396)	(384)	(876)	(808)
Total Cash Flow From Operations	707	598	1,377	1,267

1    Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 19.

Compared to the second quarter of 2011, cash flow from operations increased 18%, driven by strong performance in the UK and first cash flow from Nigeria. These increases were partially offset by low North American natural gas prices, the expiry of the Masila contract in Yemen and a scheduled turnaround at Syncrude.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	June 30	December 31
(Cdn$ millions)	2012	2011
Net Debt [1]
Public Senior Notes [2]	3,936	3,929
Subordinated Debt	455	454
Total Debt	4,391	4,383
Less: Cash and Cash Equivalents	(1,255)	(845)
Total Net Debt	3,136	3,538

Equity at Book Value	8,839	8,373

1    Includes all of our debt and is calculated as long-term debt and short-term borrowings less cash and cash equivalents. Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 19.

2    The only debt maturity in the next five years is our US$126 million notes, which mature in March 2015.

Liquidity

We currently have liquidity of approximately $4.8 billion (December 31, 2011—$4.2 billion), comprised of cash and undrawn term credit facilities. At June 30, 2012, we have committed term credit facilities of $3.8 billion (December 31, 2011—$3.8 billion), of which, $232 million is utilized to support letters of credit (December 31, 2011—$367 million). We also have $370 million of uncommitted credit facilities available (December 31, 2011—$372 million).

Change in Net Debt

Changes in net debt for the three and six months ended June 30, 2012 are related to:

(Cdn$ millions)	Three Months Ended June 30	Six Months Ended June 30
Capital Investment	(743)	(1,500)
Cash Flow from Operations [1]	707	1,377
Net Cash Flow Generated (Used)	(36)	(123)

Proceeds from Asset Dispositions	46	53
Issue of Preferred Shares, Net of Expenses	—	195
Issue of Common Shares	8	26
Dividends on Common Shares	(27)	(53)
Changes in Restricted Cash	(82)	(56)
Foreign Exchange Translation of US-dollar Debt and Cash	(64)	4
Net Change in Working Capital	469	365
Other	(1)	(9)
Decrease in Net Debt	313	402

1    Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 19.

Our net debt levels are directly related to our operating cash flows and our capital expenditure activities. We exited the quarter with net debt of $3.1 billion; approximately $400 million lower than December 31, 2011.

Outlook for Remainder of 2012

Guidance Update

	Average Daily Production before Royalties				Average Daily Annual Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012 Actual	Q2 2012 Actual	Q3 2012 (estimate)	Q4 2012 (estimate)	FY 2012 (estimate)
UK – Buzzard	82	84	50-60	75-95	70–85
UK – Other	29	30	20-26	25-32	24–32
Oil Sands – Long Lake Bitumen	22	22	14-18	22-28	19–25
Canada – Oil & Gas	22	20	15-17	15-20	15–19
Oil Sands – Syncrude	21	17	22-24	22-24	21–23
United States	16	14	13-17	15-17	15–19
Nigeria	3	20	20-35	22-35	14–28
Other Countries	7	6	2	2	2
Total	202	213	~160-190	~205-240	~185-220

We expect to meet our third and fourth quarter production guidance, with Buzzard, Usan and Long Lake continuing to be the critical drivers of our guidance ranges.

At Buzzard, production will be primarily driven by production efficiency and the length of the turnaround. We expect that total planned shutdown days for the year will fall within our guidance of 29 to 42 days. We also have downtime on the Scott platform planned for the third quarter. This will allow us to complete regular platform maintenance and prepare for the tie-in of the Rochelle facilities. Rochelle is expected to be on-stream around the end of the year. At Usan, the primary drivers of production will continue to be the timing of new well start-ups and overall well performance. The primary factors affecting Long Lake production for the third quarter are well performance and the length of the planned turnaround. Our guidance reflects three weeks of production downtime related to the turnaround. In the fourth quarter, production should reflect facility improvements made during the turnaround as well as growing production from pads 11, 12 and 13.

Net debt decreased slightly compared to the first quarter. We expect to receive cash from our shale gas joint venture in the third quarter. This may be partially offset by capital expenditures exceeding cash flow, depending on oil prices.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into drilling rig commitments in the UK North Sea.

	2012	2013	2014	2015	2016	Thereafter
Drilling Rig Commitments	—	74	46	—	—	—

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements and Note 7 to the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012.

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2011 Annual Information Form. There have been no significant developments since year-end.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Our assessment of market risk has not materially changed since December 31, 2011. Further information is located in our 2011 annual MD&A.

NEW ACCOUNTING PRONOUNCEMENTS

Changes to future accounting policies, standards and interpretations, as described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011, have not materially changed since December 31, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in internal controls over financial reporting during the three and six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

There were no repurchases of our equity securities during the three and six months ended June 30, 2012.

SUMMARY OF QUARTERLY RESULTS

	2010		2011				2012
(Cdn$ millions, except as indicated)	Sept	Dec	Mar	Jun	Sept	Dec	Mar	Jun
Net Sales from Continuing Operations	1,321	1,523	1,598	1,507	1,399	1,665	1,696	1,659

Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	408	436	677	660	501	297	771	571
Corporate and Other	(386)	(90)	(228)	(76)	7	(115)	(151)	(59)
	22	346	449	584	508	182	620	512
Net Income (Loss) from Continuing Operations	(54)	159	(100)	252	200	43	171	109
Net Income	581	160	202	252	200	43	171	109

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	(0.10)	0.30	(0.19)	0.48	0.38	0.08	0.32	0.20
Diluted	(0.10)	0.30	(0.19)	0.45	0.32	0.08	0.32	0.19

Earnings Per Common Share ($/share)
Basic	1.11	0.30	0.38	0.48	0.38	0.08	0.32	0.20
Diluted	1.07	0.30	0.38	0.45	0.32	0.08	0.32	0.19

Quarterly variances in net income are largely driven by fluctuations in commodity prices and changes in production volumes. The following elaborates on the non-recurring items during the periods:

In the third quarter of 2010, net income includes pre-tax gains of $828 million from the sale of heavy oil properties and a non-cash pre-tax loss of $259 million from the sale of North American natural gas energy marketing contracts. Results from our Canadian heavy oil operations were included in discontinued operations in 2010.

We completed the sale of our interest in Canexus in the first quarter of 2011, realizing a pre-tax gain of $348 million in discontinued operations. Changes to UK tax rates resulted in a non-cash deferred tax expense of $270 million in the first quarter 2011. In the fourth quarter of 2011, net income was reduced by Canadian and US natural gas property impairments and by expensing preliminary engineering and design costs for future oil sands phases at Long Lake.

Net income in the second quarter of 2012 includes $123 million of pre-tax dry hole costs for the Kakuna exploration well in the US Gulf of Mexico.

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2012	2012	2011	2012	2011
Cash Flow from Operating Activities	1,159	508	1,020	1,667	1,750
Changes in Non-Cash Working Capital	(446)	146	(419)	(300)	(485)
Other	6	28	5	34	18
Impact of Annual Crude Oil Put Options	(12)	(12)	(8)	(24)	(16)
Cash Flow from Operations	707	670	598	1,377	1,267

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

	June 30	March 31	June 30
(Cdn$ millions)	2012	2012	2011
Public Senior Notes	3,936	3,859	3,720
Subordinated Debt	455	446	430
Total Debt	4,391	4,305	4,150
Less: Cash and Cash Equivalents	(1,255)	(856)	(1,312)
Total Net Debt	3,136	3,449	2,838

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2011 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.